  EXHIBIT 99.1

Canagold Resources LTD. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Canagold Drilling Intersects Deep Extension of C-West Main Vein, and

 Discovers New High-Grade Parallel C-Vein at New Polaris Project, BC

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Vancouver, Canada – March 2, 2022 – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) announces that recent drilling has intersected a deep extension  of the C-West Main Vein and discovered a new high-grade C-vein at the 100% owned New Polaris project located in northwestern BC, 100 kilometers (km) south of Atlin, BC and 60 km northeast of Juneau, Alaska.

The assay results include samples from the deep exploration drill hole (21-2025E1) and two wedge holes (21-2025E1W1 and 21-2025E1W1A) that emanated from it as well as another hole (21-1783E4) that targeted just down dip from the currently defined resource. These drill holes successfully intersected the extension of the C-West Main (“CWM”) and other mineralized C-veins including a previously undrilled vein at 333.1 meters (“m”) down hole 21-2025W1, with samples assay results returning multiple intercepts of significant gold mineralization.

Highlights:

21-2025E1

•	17.6 grams per tonne (“gpt”) gold (“Au”) over 1.5 m from 379.1 m down the hole, including:

o	30.8 gpt Au over 0.6 m form 379.6m

•	4.00 gpt Au over 3.1 m from 1,018.9 m (CWM)

21-2025E1W1

•	13.9 gpt Au over 4.2 m from 333.1 m, including:

o	22.6 gpt Au over 1.6 m from 334.7 m, and

o	28.8 gpt Au over 0.6 m from 336.3 m

•	7.12 gpt Au over 1.4 m from 379.9 m

•	9.26 gpt Au over 3.6 m from 575.9 m

21-2025E1W1A

•	4.04 gpt Au over 2.4 m form 574.9 m

•	8.67 gpt Au over 1.0 m from 1,034.9 m (CWM)

21-1783E4

•	6.04 gpt Au over 1.8 m from 767.7 m (CWM)

Scott Eldridge, CEO and Director, said, “We are extremely excited to report that the mineralized system at New Polaris does indeed extend to depths well beyond the 600m depth of our currently defined resources, confirming the blue-sky potential of the project. These results give us the incentive to conduct further drilling below the 600m level to expand resources.

We continue to intersect gold mineralization in every drill hole, and today’s results mark the deepest gold intercepts yet on the property. With these latest results, we now have numerous drill intercepts of high grade gold mineralization outside the boundaries of our currently defined resources, demonstrating the upside potential to add tonnes and ounces.”

Extension drill hole intercepts:

Click to enlarge image

Extension drill holes:

 Click to enlarge image

Detailed information for the five drill holes and the sample assay results and mineralized intercepts are provided in Table 1 and Table 2 below.

Drill hole 21-2025E1 was collared 250 m south of the southernmost previous drill hole targeting the CWM. Hole 21-2025W1 was wedged from the same drill collar at a depth of 253 m and a second wedge (21-2025W1A) at 548 m. The mineralized intervals from the deep drillhole and wedge hole that intersected the CWM occur 340 m down dip from the deepest drill intercepts of the CWM contained within the current resource. These intercepts align well with the deeper interval in hole 21-1783E4 located 50 m down dip from the currently defined resource model and offset mineralization from previous drill holes further up dip:

•	12.3 gpt Au over 7.5 m from 729.5 m down hole P95C40

•	21.7 gpt Au over 2.4 m from 691.8 m down hole P95C44

•	6.13 gpt Au over 4.2 m from 726.4 m down hole P95C44A

More drilling will be needed to fully delineate the extension of the CWM to depth and the extent to additional mineralized C-veins to define additional mineral resources.

All of the planned 47-holes of the originally proposed 24,000 m infill drill program were completed by the end of 2021 and assay results have been received for 32 holes. The samples collected from the mineralized zone in all of those holes have been submitted to the ALS Geochemistry lab in Whitehorse, YT for gold analysis. The drilling program is continuing through the winter. Results from the remaining holes of the original infill program and those to be drilled in the extended program will be released every few weeks as they become available throughout the winter and spring.

Infill Holes to Upgrade Inferred Resources to Indicated Resources

The current drill program is designed primarily to in-fill drill the Inferred Resources of the CWM vein system within the currently defined resources in the PEA*. The infill drill holes range in depth from 300 to 650 m and are designed to provide greater density of drill intercepts (20 – 25 m spacing) in areas of Inferred Resources between 150 and 600 m below surface. The improved drill density will be used to upgrade parts of the Inferred Resources to Indicated Resources for inclusion in a future feasibility study.

*The New Polaris resource is contained within a preliminary economic assessment (“PEA”) report which was prepared by Moose Mountain Technical Services in the format prescribed by NI43-101 Standards of Disclosure for Mineral Projects, and filed on Sedar April 18, 2019.

New Polaris Overview

Canagold’s flagship asset is the 100% owned New Polaris Gold Mine project located in northwestern British Columbia about 100 kilometers south of Atlin, BC and 60 kilometers northeast of Juneau, Alaska. The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 850 hectares. New Polaris lies within the Taku River Tlingit First Nations traditional territory. Canagold is committed to providing employment and business opportunities that help support the local economies in the vicinity of its exploration projects.

The New Polaris gold deposit is an early Tertiary, mesothermal gold-bearing vein system occupying shear zones cross-cutting late Paleozoic andesitic volcanic rocks. It was mined by underground methods from 1938 to 1942, and again from 1946 to early 1951, producing approximately 245,000 oz gold from 740,000 tonnes of ore at an average grade of 10.3 gpt gold. Three main veins (“AB, C and Y”) were mined to a maximum depth of 150 m and have been traced by drilling for up to 1,000 m along strike and up to 800 m down dip, still open for expansion. The gold occurs dominantly in finely disseminated arsenopyrite within quartz-carbonate stock-work veins and altered wall-rocks. Individual mineralized zones extend up to 250 meters in length and 14 meters in width. Average widths more commonly range from 2 to 5 meters.

Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resources Ltd, is the Qualified Person who reviewed and approved the contents of this news release.

Drill Core Sampling and Quality Assurance – Quality Control Program

Drill core is geologically logged to identify the gold mineralized zones that are allocated unique sample number tickets and marked for cutting using a purpose-built diamond blade rock saw. Half core samples are collected in labelled bags and the other half remains in the original core box stored on site. Quality control (QC) samples including certified reference material standards, blanks and duplicates are inserted into the sample sequence at intervals of one in ten on a rotating basis to monitor laboratory performance and provide quality assurance (QA) of the assay results. Several sample bags are transported together in rice bags with unique numbered security tags attached and labelled with Company and lab contact information to ensure sample security and chain of custody during shipment to the lab.

The samples are submitted to the ALS Geochemistry lab in Whitehorse, YT for preparation and assaying. The entire sample is crushed to 70% passing -2 millimeters and a 250 gram aliquot is split and pulverized to 85% passing -75 microns. Analysis for gold is by 30 gram fire assay and gravimetric finish. A suite of 30 other elements including arsenic, antimony, sulfur and iron are analyzed by aqua-regia digestion Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES). ALS Canada Ltd. is accredited by the Standards Council of Canada and is an ISO/IEC 9001:2015 and 17025:2017 certified analytical laboratory in North America.

"Scott Eldridge”

____________________

Scott Eldridge, Chief Executive Officer

CANAGOLD RESOURCES LTD.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:  Knox Henderson, VP Corporate Development

Toll Free: 1-877-684-9700  Tel: (604) 604-416-0337  Cell: (604) 551-2360

Email: knox@canagoldresources.com  Website: www.canagoldresources.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Table 1:  Drill Hole Collar Information

Hole ID	Mine East	Mine North	Elevation	Dip	Azimuth	Final Depth
21-2025E1	2025 m	300 m	19 m	-78°	340°	1,037 m
21-2025E1W1	2025 m	300 m	19 m	-78°	340°	960 m
21-2025E1W1A	2025 m	300 m	19 m	-78°	340°	1,151 m

Table 2:  Drill Core Sample Results Details

Hole ID	From (m)	To (m)	Length (m)	Au (gpt)
21-1783E4	767.7	769.1	1.4	5.46
21-1783E4	769.1	769.5	0.4	7.77
21-1783E4	767.7	769.5	1.8	6.04
21-2025E1	379.1	379.6	0.4	6.22
21-2025E1	379.6	380.2	0.6	30.8
21-2025E1	380.2	380.7	0.5	11.4
21-2025E1	379.1	380.7	1.5	17.6
21-2025E1	1018.9	1020.0	1.1	4.53
21-2025E1	1020.0	1022.0	2.0	3.70
21-2025E1	1018.9	1022.0	3.1	4.00
21-2025E1W1	333.1	334.7	1.5	1.13
21-2025E1W1	334.7	336.3	1.6	22.6
21-2025E1W1	336.3	336.9	0.6	28.8
21-2025E1W1	336.9	337.3	0.5	6.35
21-2025E1W1	333.1	337.3	4.2	13.9
21-2025E1W1	379.9	381.3	1.4	7.12
21-2025E1W1	575.9	576.5	0.6	7.88
21-2025E1W1	576.5	577.9	1.4	4.26
21-2025E1W1	577.9	578.7	0.8	16.2
21-2025E1W1	578.7	579.5	0.8	12.4
21-2025E1W1	575.9	579.5	3.6	9.26
21-2025E1W1A	574.9	576.2	1.3	2.1
21-2025E1W1A	576.2	577.3	1.0	6.49
21-2025E1W1A	574.9	577.3	2.4	4.04
21-2025E1W1A	1034.9	1035.9	1.0	8.67

Based on the current spacing of the drill hole intercepts the exact attitude of these veins remains open to interpretation, so the true widths have not been calculated at this time. Composites were calculated from length weighted Au sample interval results. Grade capping and cut-off have not been applied.